82-4974

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, September 16, 2003

03032249

SEC MAIL PROCESSING RECEIVED SEP 22 2003 WASH. DC

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that the shareholders representing more than 90% of the share capital of Duke Energy International, Geração Paranapanema S.A. attended the Extraordinary General Shareholders' Meeting held on this date, in order to deliberate about the following agenda: (i) to accept the withdrawal of Mr. Paulo Henrique Siqueira Born as members of the Board of Directors; (ii) to establish the annual compensation to the Board members; and (iii) to review, discuss, and approve the proposal of the management for allocation of the results ascertained in the half-yearly balance sheet of June 30th, 2003.

Initially, the Shareholders took cognizance of the resignation tendered by Mr. **Paulo Henrique Siqueira Born**, Brazilian, single, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Av. das Nações Unidas, 12.901, Torre Norte (North Tower), 30th floor, City of São Paulo, State of São Paulo, bearer of Identity Card No. nº 1.126.630 SSP/PR and enrolled with the C.P.F. under No. 318.278.109-04 who had been elected as sitting member of the Board of Directors at the Extraordinary General Meeting held on June 9, 2003. Immediately thereafter, the Shareholders elected Mr. **Mickey John Peters**, American, married, executive, bearer of Passaport No. 131396770, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Av. das Nações Unidas, 12.901, Torre

dlw 9/25

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Norte (North Tower), 30th floor, City of São Paulo, State of São Paulo who shall remain in charge until expiration of his term of office or his replacement, for any reasons. The new Director shall be invested into office upon signing of the competent instrument of investiture, drawn up in the company's corporate book, and shall be entitled to a remuneration which shall not exceed the amount paid to the dismissing member.

Subsequently, the Shareholders resolved on the compensation due the members of the Board of Directors, which shall be of one minimum wage per month until the end of their term of office or until their replacement for any reasons. Such amount shall be due to the Directors as from the subsequently month of this Extraordinary General Meeting, that is, October 2003.

Finally, the shareholders approved the Management's proposal for declaration of dividends in the total amount of R$30,000,000.00 (thirty millions *reais*), which shall be charged to the Company's accrued profits reserve in accordance with Brazilian Corporate Law, and apportioned ratably to the shares of the company's corporate capital, as follows: R$ 14,458,062.84 to preferred shares, and R$ 15,541,871.83 to common shares (R$ 0,320176 for the lot of one thousand shares, regardless of their kind), to be credited to the shareholders of record on the meeting date.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P. ______________________________
Delson Jose Amador
Financial/Investors' Relationship Officer